Exhibit 99.50
STUDENT TRANSPORTATION INC.
Voting Results
(Section 11.3 of National Instrument 51-102)
This report describes the matters voted upon and the outcome of the votes at the Annual Meeting of Student Transportation Inc. (the “Company”) held on November 11, 2010.

Matter	Outcome
In respect of the election of the Directors of the Company	Carried by a show of hands

In respect of the re-appointment of the auditor of the Company and the fixing of its remuneration	Carried by a show of hands